

July 31, 2012

Via E-Mail
Bradley J. Blacketor
Chief Financial Officer
Gold Resource Corporation
2886 Carriage Manor Point
Colorado Springs, CO 80906

> **Re:** **Gold Resource Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed February 29, 2012**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2012**
> **Filed May 10, 2012**
> **Response dated June 25, 2012**
> **File No. 001-34857**

Dear Mr. Blacketor:

We have reviewed your response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011
Notes to Consolidated Financial Statements, page 44
Note 9, Shareholders' Equity, page 54

Dividends, page 57

1.   We note your response to comment seven in our letter dated May 30, 2012, indicating that "Colorado law does not make any distinction regarding sources of 'surplus' for which" you may use to pay distributions "and therefore, the Company believes it can pay dividends from accumulated paid in capital." Please provide further analysis, including references to relevant statutes and case law, supporting your belief regarding permissible sources of surplus for these dividends.

2.   We note your response to comments five and eight in our letter dated May 30, 2012 that your target is to distribute one-third of your mine gross profit as reflected in the Consolidated Statement of Operations to shareholders. With regard to this dividend policy, please address the following:

- As noted in our prior comment eight, you state that dividends are dependent on cash flows when your response specifically indicates that dividends will be approximately one-third of mine gross profit. This point should be clarified throughout your document; and
- Further, you state that you intend to retain the remaining cash generated from your mining operations to fund operating, capital and other expenses. According to your cash flow statements for the interim period ended March 31, 2012, it appears that dividends for this period were financed from your cash account and greatly exceeded operating cash flows resulting in negative cash flows after remaining operating and working capital items were paid. Please explain your basis in a one third of mine gross profits dividend policy when you are operating at a cash flow deficit.

3.   We note you described, in detail, the dividend in-kind option in your response to comment nine in our letter dated May 20, 2012. Please confirm that you will expand your disclosures, in future filings, to provide a detail description of your dividend in-kind option and how the program works.

You may contact Joanna Lam at (202) 551-3476 or Melissa N. Rocha, Branch Chief at (202) 551- 3854 if you have questions regarding comments on the financial statements and related matters. Please contact George K. Schuler, Mining Engineer, at (202) 551-3718 if you have questions regarding engineering comments.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining